Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

November 24, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jingwei International Limited Registration Statement on Form S-3 filed on October 29, 2010 Registration No. 333-170214

Ladies and Gentlemen:

We respectfully request (i) that the Registration Statement filed on Form S-3 (File No. 333-170214) of Jingwei International Limited (the “Company”), together with all exhibits (the “Registration Statement”) be withdrawn in light of the Company's decision to reevaluate a more opportune time to access the US capital markets in light of its recent stock price performance, recent share issuances in connection with its ongoing M&A strategy and the availability of financing options in the People’s Republic of China, and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal.

The Company confirms that the Registration Statement has not been declared effective.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Mitchell S. Nussbaum at (212) 504-3013.

Very truly yours,

Jingwei International Limited

By:	/s/ Rick H Luk
Name: Rick H Luk
Title: Chief Executive Officer